FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of December, 2005

          (Indicate by check mark whether the registrant files or will file annual reports under cover of
                           Form 20-F or Form 40-F.)

                    Form 20-F __|X|__         Form 40-F _____

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                      Securities Exchange Act of 1934. )

                          Yes ____                 No __|X|__

   (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

               China Netcom Group Corporation (Hong Kong) Limited
                    Building C, No. 156, Fuxingmennei Avenue
                                Xicheng District
                              Beijing, 100031 PRC

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This Form 6-K consists of:

The announcement on change of joint company secretary of China Netcom Group Corporation (Hong Kong) Limited (the "Registrant"), made by the Registrant in English on December 15, 2005.



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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED



                          By  /s/ Miao Jianhua

                          By  /s/ Mok Kam Wan







                          Name:    Miao Jianhua and Mok Kam Wan

                          Title:   Joint Company Secretaries



Date: December 15, 2005






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                               [GRAPHIC OMITTED]
               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                               [GRAPHIC OMITTED]
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 906)


                                  ANNOUNCEMENT
                       Change of Joint Company Secretary

The Board of Directors (the "Board") of China Netcom Group Corporation (Hong
Kong) Limited (the "Company") announces that Mr. Zhang Xiaotie has resigned as Joint Company Secretary of the Company with effect from 15 December 2005. Mr. Zhang continues to serve as an Executive Director of the Company.

The Board further announces that Mr. Miao Jianhua has been appointed by the Board to replace Mr. Zhang as a Joint Company Secretary of the Company with effect from 15 December 2005. Mr. Miao will be assisted by Miss Mok Kam Wan, the other Joint Company Secretary of the Company, to discharge his functions as a Joint Company Secretary. Miss Mok Kam Wan is an associate member of The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

Mr. Miao Jianhua is an Executive Director of the Company. He has also served as a director of China Netcom (Group) Company Limited since September 2004 and Assistant to President of China Network Communications Group Corporation ("China Netcom Group") since September 2003. Mr. Miao served as the General Manager of the Human Resources Department of China Netcom Group from June 2002 to November 2005. Before joining China Netcom Group, Mr. Miao served as Director of the Inspection Bureau of the former Ministry of Posts and Telecommunications and the Ministry of Information Industry from 1997 to early 2002, and held senior-level positions at the former Jilin Provincial Administration of Posts and Telecommunications prior to June 1997. He graduated from the Australian National University with a master's degree in management.

                                            By Order of the Board
                              CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                                               Zhang Chunjiang
                                                   Chairman

Hong Kong, 15 December 2005

As at the date of this announcement, the board of directors of the Company comprises Mr. Zhang Chunjiang, Dr. Tian Suning, Mr. Zhang Xiaotie, Mr. Miao Jianhua and Mr. Jiang Weiping as executive directors, Ms. Li Liming, Mr. Jose Maria Alvarez-Pallete and Mr. Yan Yixun as non-executive directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.